March 31, 2017

Via EDGAR
Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and Commodities
Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:                             Investors Real Estate Trust

                                                Form 10-K

                                                Filed on June 29, 2016

                                                Form 8-K

                                                Filed on December 12, 2016

                                                File No. 001-35624

Dear Mr. Lee:

Investors Real Estate Trust (the “Company”) hereby submits this letter in response to the follow-up comment letter dated March 7, 2017 sent on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings of the Company with the Commission. For convenience, the Staff’s captions and comments have been reprinted below in bold and are followed by the Company’s responses.

FORM 8-K FILED ON DECEMBER 12, 2016

Exhibit 99.1

Guidance

1.              We have considered your response to comment 1.   We note that your FFO guidance does not include the operational or capital impact of any future acquisition, development, disposition, or capital markets activity, including potential transactions that have been announced but not yet closed.   Given such assumptions, it remains unclear why a forecast of net income per share cannot be presented and reconciled under the same assumptions.  Please clarify or revise accordingly to conform to the requirements outlined within Item 10(e)(1)(i)(A) of Regulation S-K

RESPONSE:

The Company advises that it will, in future filings/furnished earnings releases, revise its guidance information to conform to the requirements outlined within Item 10(e)(1)(i)(A) of Regulation S-K by presenting a forecast of net income per share and a reconciliation of GAAP and Non-GAAP information.

Exhibit 99.2

2. Please address the following as it relates to your response to comment 2.

•                 The language within your response appears to imply that default interest expense requires cash settlement.  However, your description in periodic reports indicates that default interest relates to transactions where collateral on loans were transferred to the mortgage lender and the corresponding debt obligation and accrued interest were removed from your balance sheet.  This appears to imply that default interest amounts are non-cash transactions.  Please clarify.

RESPONSE:

The Company advises that default interest relates to transactions where collateral on loans were transferred to the mortgage lender and the corresponding debt obligation and accrued interest were removed from the balance sheet.  Default interest expense does not require cash settlement and the Company did not intend to imply otherwise in the prior response to comment 2.

•                 We note that for certain periods, the loss on extinguishment of debt amounts reflected within the statement of cash flows differed from amounts reflected as adjustments within your AFFO reconciliation.   Please clarify and/or reconcile the difference for us.

RESPONSE:

Loss on extinguishment of debt reflected as an adjustment within the Company’s AFFO reconciliation consists of prepayment penalties and the write-off of unamortized loan costs, whereas loss on extinguishment of debt as presented on the statement of cash flows consists solely of the noncash write-off of unamortized loan costs. On the statement of cash flows, prepayment penalties are not adjusted out of net income to arrive at net cash provided by operating activities. A reconciliation of loss on extinguishment of debt as presented on the statement of cash flows to loss on extinguishment of debt as reflected within the AFFO reconciliation follows:

	(in thousands)
	Six Months Ended October 31
	2016	2015
Loss on extinguishment of debt as presented on the statement of cash flows	$72	$904
Prepayment penalties	0	6,322
Loss on extinguishment of debt as presented on the AFFO reconciliation	$72	$7,226

3.              We have considered your response to comment 3.   Please further expand your definition of AFFO in future filings to include the additional rationale information outlined within your response.

RESPONSE:

The Company advises that it will, in future filings/furnished earnings releases, further expand its definition of AFFO to include the additional rationale information outlined within its response to comment 3. Please see below the suggested revisions to the definition going forward, with additions italicized:

“Adjusted funds from operations (AFFO) is calculated by subtracting from Funds from operations (FFO) (1) tenant improvements and leasing costs at same-store properties, and recurring capital expenditures that are capitalized and amortized and are necessary to maintain our properties and revenue stream and (2) straight line rents, then adding (3) non-real estate depreciation and amortization and (4) share-based compensation expense. We may also adjust FFO for certain unusual non-recurring items that are not representative of our ongoing operating performance. Our calculation subtracts from FFO leasing commissions and tenant improvements at same-store properties only, since we consider tenant improvement and leasing cost levels at non-same-store properties unrepresentative of expected levels at same-store properties. Non-same-store properties, which are composed primarily of recent acquisitions and developments/redevelopments, generally have leasing commission and tenant improvement activity that is contemplated prior to the acquisition or development/redevelopment and which we identify as necessary to bring the property to our operational standards. These costs are not comparable from period to period and are not typical of the normalized recurring activity at same-store properties which maintains the quality of the underlying assets and the revenue stream. The non-same-store leasing commissions and tenant improvements are not representative of our ongoing operating performance and accordingly are not factored into the calculation of AFFO on a consolidated basis. Previously-reported AFFO amounts are not revised for changes in the composition of the same-store properties pool. We believe AFFO is helpful in understanding our operating performance between periods in that it removes certain items that by their nature are not comparable over periods and therefore tend to obscure actual operating performance. AFFO measures the ability to control revenues, expenses and recurring capital expenditures. AFFO should not be considered as an alternative to net income as an indication of financial performance, or as an alternative to cash flows from operations as a measure of liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions to shareholders. AFFO is a non-GAAP and non-standardized measure, and may be calculated differently by other REITs.”

Thank you for your consideration of our responses. Should you have any questions, please call the undersigned at 952-401-4836.

Sincerely,

/s/ Ted E. Holmes
Ted E. Holmes
Executive Vice President and Chief Financial Officer